





UNITEDSTATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, Five Tower Bridge, Suite 420
(No. and Street)

W. Conshohocken, PA 19428
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Chesen (610) 940-5801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

1600 Market Street, 32nd FL Philadelphia PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Mark Chesen _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SSG Capital Advisors, LLC _____, as of _____ December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LORI M WEXLER
Notary Public
WEST CONSHOHOCKEN BORO, MONTGOMERY CNTY
My Commission Expires Jun 1, 2019



_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

SSG CAPITAL ADVISORS, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statements

    Statement of Financial Condition 2
    Statement of Income 3
    Statement of Member's Equity... 4
    Statement of Cash Flows 5

Notes to Financial Statements..6-8

Supplemental Information
    Schedule I - Computation of Net Capital under Rule 15c3-1
    of the Securities and Exchange Commission... 9

    Schedule II - Computation for Determination of Reserve Requirements
    under Rule 15c3-3 of the Securities and Exchange Commission 10

    Schedule III – Information Relating to Possession or Control Requirements
    under Rule 15c3-3 of the Securities and Exchange Commission 11



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
of SSG Capital Advisors, LLC

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SSG Capital Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of SSG Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Philadelphia, PA
February 27, 2017



SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets

Current Assets
Cash and cash equivalents $302,961

Total Assets $302,961

Liabilities and Member's Equity

Current Liabilities
Accounts Payable $ 34,365

Total Current Liabilities $ 34,365

Member's Equity $268,596

Total Liabilities and Member's Equity $302,961

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Fee Income	$5,307,697
Expenses	
Commissions	3,413,064
Service fees – SSG Advisors, LLC	576,000
Professional fees	50,121
Regulatory and other fees	29,605
Other	24,833
Total Expenses	4,093,623
Income from Operations	1,214,074
Interest Income	22
Net Income	$ 1,214,096

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - Beginning	$ 524,500
Net Income	1,214,096
Distributions	(1,470,000)
Balance - Ending	$ 268,596

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows Provided by Operating Activities	
Net Income	$1,214,096
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Due from SSG Advisors, LLC	435,045
Accounts payable	29,406
Due to Parent	(23,390)
Net Cash Provided by Operating Activities	1,655,157
Cash Flows Used in Financing Activities	
Distributions	(1,470,000)
Net Cash Used in Financing Activities	(1,470,000)
Net Increase in Cash and Cash Equivalents	185,157
Cash and Cash Equivalents - Beginning	117,804
Cash and Cash Equivalents - Ending	$ 302,961

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the "Company"), which is wholly-owned by SSG Holdings LLC (the "Parent"), is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA), effective April 7, 2010.

In August 2012, the Company separated its non-securities business into a newly formed company SSG Advisors, LLC (the "Affiliate"). SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Initial and monthly fees for services are recognized as earned. Financing, advisory, restructuring and opinion fees are recognized when transactions are completed and payment is certain.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and a money market bank account.

ACCOUNTS RECEIVABLE

The Company's receivables are recorded when billed. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful in collecting the amount due. There were no accounts receivable at December 31, 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2016.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At December 31, 2016, the Company had approximately $52,961, in excess of FDIC insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through the financial statement issuance date and determined that there were no other events or transactions occurring that require recognition or disclosure in the financial statements.

NOTE 3– RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company pays a monthly service fee to the affiliate for its portion of indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2016, the Company paid the affiliate service fees of $576,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2016, the Company had net capital of $268,596 which was $263,596 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was .1279 to 1 as of December 31, 2016.

NOTE 5 – REGULATORY COMPLIANCE

The Company claims exemptions under the exemptive provisions of Rule 15c-3 under sub paragraph (k)(2)(i). The Company has no customers, carries no accounts and does not otherwise hold funds or securities.

NOTE 6 – MAJOR CLIENTS

The Company had two major clients in 2016 which represented 51% of its revenue.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

SCHEDULE I

NET CAPITAL

Total member's equity	$268,596
Deductions and/or charges:	0
Net capital	$268,596

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 34,365
Total aggregate indebtedness	$ 34,365

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$263,596
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$262,596
Ratio: Aggregate indebtedness to net capital	.1279 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2016

SSG CAPITAL ADVISORS, LLC

CONTENTS

Independent Accountants' Review Report.. 1

Broker Dealers Annual Exemption Report 2





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying SSG Capital Advisors, LLC Broker Dealers Annual Exemption Report, in which (1) SSG Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which SSG Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) SSG Capital Advisors, LLC stated that SSG Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SSG Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SSG Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Philadelphia, PA
February 27, 2017

MARCUMGROUP
MEMBER

Marcum LLP ■ 1600 Market Street ■ 32nd Floor ■ Philadelphia, Pennsylvania 19103 ■ **Phone** 215.297.2100 ■ **Fax** 215.297.2101 ■ **www.marcumllp.com**

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2016

We, as members of management of SSG Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
SSG Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Statement Regarding Meeting Exemption Provision:
SSG Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Matthew Karlson
Managing Director
Chief Compliance Officer



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
SSG Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by SSG Capital Advisors, LLC, and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of SSG Capital Advisors, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating SSG Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no difference;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Philadelphia, PA
February 27, 2017



MARCUMGROUP
MEMBER



Marcum LLP ■ 1600 Market Street ■ 32nd Floor ■ Philadelphia, Pennsylvania 19103 ■ **Phone** 215.297.2100 ■ **Fax** 215.297.2101 ■ **www.marcumllp.com**

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1706********************MIXED AADC 220
68292 FINRA DEC
SSG CAPITAL ADVISORS LLC
300 BARR HARBOR DR STE 420
W CNSHOHOCKEN PA 19428-2998

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 13,269

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,992)

7/28/16
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 8,277

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,277

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 8,277

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SSG Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 2017.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,307,697

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $ 5,307,697

2e. General Assessment @ .0025 $ 13,269

(to page 1, line 2.A.)